Exhibit (a)(17)

Strauss Zelnick - Take-Two Interactive Software, Inc. - Chairman

Before I turn the call over to Ben, I’d like to give you a brief update on the Company’s efforts to maximize stockholder value. As you know, at the time of EA’s highly conditional unsolicited tender offer, we emphasized the Board’s commitment to explore all strategic alternatives including remaining independent and pursuing business combinations with third parties.

We said we were willing to begin formal discussions with interested parties on April 30 following the launch of Grand Theft Auto IV and we’re actively engaged in that process now. In fact, we have had and continue to have formal discussions with a number of interested parties. It wouldn’t be appropriate to comment further on the status of our efforts at this time.

Ben Schachter - UBS - Analyst

Okay. Strauss, could you remind us in terms of the comment you said before about formal talks, just remind us the process through which you have to let the SEC know when you’re in talks or we have to file something about when you’re in talks?

Strauss Zelnick - Take-Two Interactive Software, Inc. - Chairman

We have to file it if and when we’re in negotiations to be specific. Discussions and negotiations are — there are terms of art around those and we are in formal discussions right now, not in negotiations.

Anthony Gikas - Piper Jaffray - Analyst

Okay. And then last question, could you just talk a little bit about what types of partnerships that the Company is considering at this point? Is this intellectual properties, or development partnerships, distribution?

Strauss Zelnick - Take-Two Interactive Software, Inc. - Chairman

I’m not sure. In what context are you asking about partnerships?

Anthony Gikas - Piper Jaffray - Analyst

In the context, earlier in the call you said that you were, the Company was seeking strategic alternatives, I guess in that context.

Strauss Zelnick - Take-Two Interactive Software, Inc. - Chairman

Well, basically what we’ve said is we have our eyes open to anything that maximizes stockholder value including remaining independent or possibly business combinations or anything else that might come up as we examine those alternatives. We really can’t be any more specific than that right now.

Mike Hickey - Janco Partners - Analyst

Okay. And then if you could just give us a little bit of color how your development teams are working through EA’s hostile bid?

Strauss Zelnick - Take-Two Interactive Software, Inc. - Chairman

I think we’ve demonstrated that despite distractions everyone has their head down and a smile on their face and is getting the job done and we’re very immensely grateful to the team, to the Rockstar label, to the 2K label, to all of our management, our sales management, distribution management, corporate management worldwide for staying focused on the job at hand and staying focused on building this Company and building shareholder value.

And that’s our job and I think everyone’s done a remarkable job staying focused and we’re, as I said, we’re immensely grateful for the team’s terrific work under not insignificant pressure.

Jeetil Patel - Deutsche Bank - Analyst

Great. Thank you.  Two questions.

I’m not sure how simple this would be to do, but would you ever look at divesting different labels or brands, just 2K Sports or the Games division just to maximize shareholder value as you go through this process, and second can you just remind us what your NOLs look like for U.S. and international? Thank you.

Strauss Zelnick - Take-Two Interactive Software, Inc. - Chairman

You know, I don’t think it would maximize shareholder value to piece apart the Company, and we really would be — we’d be loathe to do that because we don’t think it’s how you create value in this business.